Exhibit (a)(1)(vi)

MEDILOGISTICS CORP. ANNOUNCES EXTENSION OF TENDER OFFER TO
PURCHASE ALL DS HEALTHCARE GROUP, INC. COMMON STOCK

MIAMI, Fla., May 21, 2018— Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together, the “Bidders”), in connection with its previously announced tender offer (the “Offer”) to purchase all outstanding shares of Common Stock of DS Healthcare Group, Inc. (OTC Markets: DSKX) for $0.07 per share plus one contingent value right per share announced that the Offer is now scheduled to expire at 5:00 P.M., New York City time, on June 5, 2018, unless extended or terminated in accordance with the terms and conditions of the Offer.  The contingent value rights represent the right to receive an amount equal to 80% of any potential proceeds from a malpractice lawsuit that DS Healthcare has brought against third-party defendants.  There can be no assurance that holders will receive any proceeds from the contingent value rights and holders should not rely on receiving any proceeds from contingent value rights when deciding whether to tender shares into the Offer.

Copies of the offer to purchase, letter of transmittal and other related material are available free of charge from Kingsdale Advisors, the Depositary and Information Agent for the tender offer, toll-free at 1-866-229-8651.

About Medilogistics Corp.

Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, was formed for the sole purpose of the Offer by Fernando Tamez Gutierrez and Miguel Gomez Mont.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of DS Healthcare Group, Inc. (“DS Healthcare”) or any other securities. Medilogistics Corp. has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Kingsdale Advisors, toll-free, at 1-866-229-8651.

CONTACT:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com

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